Exhibit 12.1

Citizens Financial Group Inc.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends for the periods indicated.

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013(3)	2012	2011	2010(4)
Ratio of Earnings to Fixed Charges(1)	3.4	4.0	(5.9)	2.5	1.8	1.0
Ratio of Earnings to Fixed Charges and Preferred Dividends(1)(2)	3.5	4.0	(5.9)	2.5	1.8	1.0

(1)	For purposes of calculating the ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes but do not include dividends on preferred securities, whether or not paid, or income (loss) on discontinued operations. Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, and that portion of rent expense estimated to be representative of the interest factor.
(2)	On April 6, 2015, we issued 250,000 shares of our 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value of $25.00 per share with a liquidation preference of $1,000 per share (the “Series A Preferred Stock”) in a private offering exempt from the registration requirements of the Securities Act. On or prior to June 30, 2015, we had not paid dividends on any shares of preferred stock, including the Series A Preferred Stock. On October 6, 2015, we paid a cash dividend on our Series A Preferred Stock. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.
(3)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).
(4)	The deficiency for this period was $49 million.